

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2021

Anu Subramanian
Chief Financial Officer
Bumble Inc.
1105 West 41st Street
Austin, Texas 78756

      Re: Bumble Inc.
          Draft Registration Statement on Form S-1
          Submitted August 23, 2021
          CIK No. 0001830043

Dear Ms. Subramanian:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Technology

cc: William Golden